ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

March 28, 2023

Avino Achieves Net Earnings of $3.1 Million in 2022;

Record Quarterly & Annual Revenues of $14.6 & $44.2 Million

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") a growing silver producer in Mexico, released today its consolidated financial results for the Company’s fourth quarter and year end 2022. The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (MD&A) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Fourth Quarter 2022 Financial Highlights

•	Revenues of $14.6 million
•	Mine operating income of $4.4 million, $5.3 million net of non-cash costs of sales
•	Net income of $1.3 million, or $0.01 per share
•	Cash costs per silver equivalent payable ounce sold[1,2] - $11.76 per ounce
•	All in sustaining cash cost per silver equivalent payable ounce sold[1,2] - $18.63 per ounce
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) [3] of $3.2 million
•	Adjusted earnings[3] of $4.0 million, or $0.03 per share
•	Cash provided by operating activities of $3.3 million

Full Year 2022 Financial Highlights

•	Revenues of $44.2 million
•	Mine operating income of $15.1 million, $17.6 million net of non-cash costs of sales
•	Net income of $3.1 million, or $0.03 per share
•	Cash cost per silver equivalent payable ounces sold[1,2] - $10.34 per ounce
•	All in sustaining cash cost per silver equivalent payable ounce sold[1,2] - $17.91 per ounce
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[3] of $10.3 million
•	Adjusted earnings[3] of $10.2 million, or $0.08 per share
•	Cash provided by operating activities of $11.8 million

“We are very pleased to report that we have posted record revenue for the fourth quarter and the full year of 2022. This year was highlighted by record 3rd and 4th quarterly production levels not seen in Avino’s recent history as we increased our mill throughput by 228% year over year to almost 542,000 tonnes. This reflects the steady ramp up at the Avino mine,” said David Wolfin, President and CEO. “In a year impacted by inflation, global conflicts, and an uneasy economic outlook, we have demonstrated resilient operational achievements at Avino that have generated a significant 294% increase of yearly revenues to $44.2 million and $15.1 million in yearly mine operating income. We are focused on our clear path to transformation growth, with a collective effort of initiative, resilience, and once again strong cost management both corporately and at the mine site. We remain well-positioned to manage through any near-term pressures arising from an overall economic slowdown and focused on delivering the best performance to our shareholders and stakeholders, while executing on our growth plan to become an intermediate producer in Mexico.”

Avino Silver & Gold Mines Ltd. – March 28, 2023

Avino Achieves Net Earnings of $3.1 Million in 2022;

Record Quarterly & Annual Revenues of $14.6 & $44.2 Million

Financial Highlights

(Expressed in 000’s of US$)	Fourth Quarter 2022	Fourth Quarter 2021	Change	Year 2022	Year 2021	Change
Financial Operating Performance
Revenues	$14,649	$9,318	57%	$44,187	$11,228	294%
Mine operating income	$4,356	$4,406	-1%	$15,062	$3,547	325%
Net income (loss)	$1,296	$2,629	-51%	$3,096	$(2,057)	251%
Earnings before interest, taxes and amortization (“EBITDA”)[3]	$3,207	$4,821	-33%	$10,263	$443	2217%
Adjusted earnings[3]	$4,026	$4,746	-15%	$10,239	$2,298	346%
Cash provided by operating activities	$3,320	$3,518	-6%	$11,831	$109	NM %
Per Share Amounts
Earnings (loss) per share	$0.01	$0.03	-67%	$0.03	$(0.02)	250%
Adjusted earnings per share[3]	$0.03	$0.05	-33%	$0.08	$0.02	267%

HIGHLIGHTS (Expressed in 000’s of US$)	December 31, 2022	September 30, 2022	Change	December 31, 2022	December 31, 2021	Change
Liquidity & Working Capital
Cash	$11,245	$10,920	3%	$11,245	$24,765	-55%
Working capital[3]	$8,821	$12,273	-28%	$8,821	$31,635	-72%

Operating Highlights and Overview

(Expressed in US$)	Fourth Quarter 2022	Fourth Quarter 2021	Change	Year 2022	Year 2021	Change
Operating
Tonnes Milled	150,292	103,513	45%	541,823	165,304	228%
Silver Ounces Produced	309,856	163,933	89%	985,195	245,372	302%
Gold Ounces Produced	2,426	2,158	12%	5,778	3,386	71%
Copper Pounds Produced	1,540,851	1,128,728	37%	6,504,177	1,869,306	248%
Silver Equivalent Ounces[1] Produced	770,127	541,432	42%	2,655,502	842,373	215%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	756,536	417,881	81%	2,449,704	524,993	367%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$11.76	$9.08	30%	$10.34	$8.07	28%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$18.63	$17.24	8%	$17.91	$24.07	-26%

Working Capital & Liquidity at December 31, 2022

The Company’s cash balance at December 31, 2022, totaled $11.2 million compared to $24.8 million at December 31, 2021. Working capital totaled $8.8 million at December 31, 2022, compared to $31.6 million at December 31, 2021.

4th Quarter and FY 2022 Highlights

Closing of Strategic Acquisition of La Preciosa Silver Project from Coeur Mining Inc. (“Coeur”)

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On March 21, 2022, the Company announced that it has closed the acquisition with Coeur to acquire the La Preciosa silver project, which is located adjacent to the Avino Mine in the State of Durango, Mexico, for upfront consideration of $29.7 million on closing and $5 million due within 12 months of closing, which has now been paid. Further contingent consideration including cash, royalties and a mineral reserve discovery payment. Currently the company is conducting community engagement in the nearby towns adjacent to the property to move forward with the growth plan.

Avino Silver & Gold Mines Ltd. – March 28, 2023

Avino Achieves Net Earnings of $3.1 Million in 2022;

Record Quarterly & Annual Revenues of $14.6 & $44.2 Million

Beats Yearly Silver Equivalent Production Estimate at Avino; Ramped Up to 3.0 Million AgEq Oz Annualized Production During 2nd Half of 2022

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With over 2.65 million silver equivalent ounces produced during the year, the Company successfully beat the internal annual production estimate of 2.2 to 2.4 million silver equivalent ounces following the restart of mining operations in late 2021.

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457,798 silver equivalent ounces were produced in Q1 2022, as the Company continued its ramp-up of production. Q1 2022 marked the second full quarter following the restart of operations in August 2021.

•	649,569 silver equivalent ounces were produced in Q2 2022, as the Company continued its ramp-up of production, with a significant increase shown over Q1 2022.
•	A record 778,008 silver equivalent ounces were produced in Q3 2022, marking a 20% increase over Q2 2022.
•	770,127 silver equivalent ounces were produced in Q4 2022, which represents second highest production quarter in recent times and inline with Q3 2022 production.

Dry-Stack Tailings Facility Commissioned

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The installation and commissioning of the dry-stack tailings project has been completed and the facility is now fully operational. Avino chose dry-stack tailings for its environmental, safety and economic advantages. Dry-stack tailings improve the overall tailings facility safety and stability and reduces the need for fresh water by recycling the water contained in the tailings. In addition, dry-stack tailings require less storage area which results in a smaller environmental footprint.

Avino ET Area Drills Higher Grade Silver and Copper in Multiple Holes

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On June 13, 2022, the Company announced drill results from the Avino Elena Tolosa Area (“ET”) to define the continuity of widths and grades of the Avino vein extending significant potential depth of at least 290 metre down dip below the current development, the results confirm the mineralization continues and also contains significantly higher copper mineralization in the ET area. Click here to view full release.

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On October 11, 2022, the Company announced drill results from a further six holes at the Avino Elena Tolosa Area (“ET”) to define the continuity of widths and grades of the Avino vein extending significant potential depth of at least 290 metre down dip below the deepest levels of development. The results confirm the mineralization continues and also contains significantly higher copper mineralization in the ET area. Click here to view full release.

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On January 5, 2023, the Company announced assays results showing the Avino vein now extending 315 metres below the deepest level 17 mining area demonstrating the Avino vein is getting richer in copper. Click here to view full release.

Avino Receives ESR Award:

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Avino received for the first time, the ESR “Empresa Socialmente Responsible ESR 2022” Award granted by the Mexican Center for Philanthropy (El Centro Mexicano para la Filantropia or Cemefi, and the Alliance for Corporate Social Responsibility (Alizanza por la Responsabilidad Social Empresarial or (AliaRSE)). The ESR® Award is obtained through a diagnostic process based on indicators reviewed and endorsed annually by a committee of experts in the various CSR areas, supported with documentary evidence, an assessment differentiated by company size and by maturity levels, and an external verification process. Avino continues to view its social responsibility with importance and care of our communities.

•	Avino is committed to performing the CSR diagnostic processes with diligence each year to show our support and commitment to the local communities and the environment.

Avino Silver & Gold Mines Ltd. – March 28, 2023

Avino Achieves Net Earnings of $3.1 Million in 2022;

Record Quarterly & Annual Revenues of $14.6 & $44.2 Million

Capital Expenditures

Fourth quarter cash capital expenditures company-wide were $2.7 million, bringing the year-to-date total to $8.9 million, compared to $3.2 million during 2021, within the range as previously disclosed in the Avino 2022 Outlook press release which can be found here on the Company’s website. This figure also includes exploration expenditures at prospective areas around the Avino Property, such as La Potosina and Guadalupe, which has led to inaugural mineral resource estimates on both deposits.

ESG Initiatives

Avino continues to create value for all stakeholders and supports the communities that host the Avino mine with the new dry-stack tailings project, the acquisition of La Preciosa, the continued replacement of mineral resources, and the strengthening of local partnerships as part of our long-term commitment to the community. In line with Avino’s policy of local employment, Mexican nationals account for 100% of the mine work force. Currently there are 452 direct jobs at the mine, which has increased substantially since the restart of operations in 2021, and this translates to over 1,200 indirect jobs in Durango, Mexico. In addition, Avino is actively increasing its workforce diversification by hiring more women for historically male-dominated roles through targeted recruitment and development programs. Currently at site, 10 – 15% of the labor force is female.

We continue to invest in sustainable economic community projects such as school building maintenance, street and road maintenance, water irrigation work, a reforestation campaign of native species, and by providing school supplies. Perhaps most importantly, we are providing information and education about mining to the youngest in the community, by showing the Company’s direct interest in them and their families. Our goal is to teach the children in the communities about the mine, what we do there, how minerals are important to our daily lives, and to positively foster a generation of future miners.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, EBITDA, and adjusted earnings/losses, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Measures” section of the Company’s Management Discussion and Analysis dated March 28, 2023 for the year ended December 31, 2022, which is incorporated by reference within this news release and is available on SEDAR at www.sedar.com.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Wednesday, March 29, 2023, at 08:00 am PDT

(11:00 a.m. EDT). Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino Q4 and Full Year Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

Avino Silver & Gold Mines Ltd. – March 28, 2023

Avino Achieves Net Earnings of $3.1 Million in 2022;

Record Quarterly & Annual Revenues of $14.6 & $44.2 Million

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, and the Company’s updated mineral resource estimate for La Preciosa with an effective date of October 27, 2021, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that its files with the U.S. Securities and Exchange Commission.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”). Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.

Footnotes:

1. In Q4 2022, AgEq was calculated using metal prices of $21.18 oz Ag, $1,729 oz Au, and $3.63 lb Cu. In Q4 2021, AgEq was calculated using metals prices of $23.32 oz Ag, $1,783 oz Au and $4.39 lb Cu. In FY 2022, AgEq was calculated using metal prices of $21.75 oz Ag, $1,801 oz Au and $4.00 lb Cu. In FY 2021, AgEq was calculated using metal prices of $23.84 oz Ag, $1,786 oz Au and $4.32 lb Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash costs per silver equivalent payable ounce, all-in sustaining cash costs per silver equivalent payable ounce, EBITDA, adjusted earnings, adjusted earnings per share, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information.